

July 16, 2013

<u>Via E-mail</u>
Mr. Lawrence H. Jean
President
Annona Energy Inc.
2316 A Willemar Avenue
Courtenay, B.C. V9N 3M8

> **Re: Annona Energy Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 1, 2013**
> **File No. 333-187648**

Dear Mr. Jean:

        We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-1</u>

<u>Cover Page</u>

1. We reissue in part prior comment 2 from our letter dated April 30, 2013. Please revise to clarify your executive office address, which, due to formatting, refers to both Courtenay, B.C. and Carson City, Nevada.

Financial Statements, page 31

2. We note the disclosure on page 31 of your filing stating that your financial statements for the interim period ended March 31, 2013 were reviewed by your independent accountant. Please file a report from your independent accountant on the review along with an awareness letter. Alternatively, remove this statement from your filing. Refer to Rule 8-03 of Regulation S-X and Item 601(B)(15) of Regulation S-K.

Exhibit 23.2 – Consent of Auditors

3. We note your response to prior comment 5. However, your revised auditor's consent refers to both March 21, 2013, and March 22, 2013. Please obtain a revised consent that correctly refers to the date of the report issued by your independent accountant.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

CC: Kevin Murphy